                                                    +--------------------------+
                                                    |       OMB APPROVAL       |
                                                    +--------------------------+
                                                    |OMB Number:  3235-0145    |
                                                    |Expires:  October 31, 1997|
                                                    |Estimated average burden  |
                                                    |hours per response...14.90|
                                                    +--------------------------+



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               __________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 2)/1/

                      AUDIO COMMUNICATIONS NETWORK, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.25 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0506E 10 6
--------------------------------------------------------------------------------
                                (CUSIP Number)

    Mitchell Kleinhandler                               Stanley E. Bloch, Esq.
 Suncom Communications L.L.C.                           Baer Marks & Upham LLP
      4059 Yancey Road                                    805 Third Avenue
Charlotte, North Carolina 28217                         New York, New York 10022
       (704) 523-4893                                       (212) 702-5700
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of
          Person(s) Authorized to Receive Notices and Communications)

                                October 6, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13dB1(f) or 13d-1(g), check the following box [ ].


  Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13dB1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 6 pages)

_____________________

  /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 0506E 10 6                                          Page 2 of 5 Pages
         ---------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Suncom Communications L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF          0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH             0
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                     0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  0506E 10 6                                        Page 3 of 5 Pages
         -------------

  Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 (the "Amendment") to the Schedule 13D originally filed (the
                      ---------
"Original Schedule 13D") by Suncom Communications L.L.C. (the "Reporting
----------------------                                         ---------
Person") with the Securities and Exchange Commission (the "SEC") on January 15,
                                                           ---
1998, and Amendment No. 1 thereto (the "First Amendment") filed with the SEC on
                                        ---------------
July 2, 1998, relates to the common stock, par value $0.25 per share (the "Common Stock"), of Audio Communications Network, Inc. (the "Issuer").
-------------                                                ------

  Terms used in the Amendment, unless otherwise defined, shall have the meanings set forth in the Original Schedule 13D.


ITEM 4.    PURPOSE OF TRANSACTION

  The following paragraphs shall be added prior to the final paragraph of Item 4 of the report:

  "On October 6, 1998, in connection with the Agreement and Plan of Merger, dated June 5, 1998, by and between the Issuer, DMA Holdings, Inc. ("DMA") and Diverse Media Acquisitions, Inc., the Reporting Person sold 2,697,986 shares of Common Stock of the Issuer to DMA at a price of $6.40 per share.

  Pursuant to a Cancellation Agreement, dated October 6, 1998, between Reporting Person and the Issuer (the "Cancellation"), the Reporting Person's option to purchase 1,000,000 shares of common stock of the Issuer was cancelled."


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

  Paragraph (a) of Item 5 shall be deleted in its entirety and replaced with the following: "The Reporting Person no longer owns any shares of Common Stock. Since the Reporting Person's stock ownership has dropped below the 5% threshold, it will no longer report transactions on Schedule 13-D."

  Paragraph (b) of Item 5 shall be deleted in its entirety and replaced with the following: "The Suncom Members no longer have voting or dispositive power over any shares of stock."

  Paragraph (c) of Item 5 shall be deleted in its entirety and replaced with the following: "On October 6, 1998, the Reporting Person sold 2,697,986 shares of Common Stock of the Issuer at a price per share of $6.40. Also, on October 6, 1998, the Reporting Person entered into the Cancellation, cancelling the Reporting Person's option to purchase 1,000,000 shares of Common Stock of the Issuer. (see Item 4)"

CUSIP No.  0506E 10 6                                        Page 4 of 5 Pages
         -------------

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

  The Reporting Person has entered into the Cancellation, described more fully under Item 4, and annexed hereto.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

  Exhibit G - Cancellation Agreement, dated October 6, 1998, between Suncom Communications L.L.C. and Audio Communications Network, Inc.

CUSIP No.  0506E 10 6                                        Page 5 of 5 Pages
         -------------


                                 SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

Dated:   October 6, 1998

                                  SUNCOM COMMUNICATIONS L.L.C.

                                  By:  Suncom Management L.L.C.

                                  By:  Global Communications, L.L.C.


                                  By:  /s/ Mitchell Kleinhandler
                                      --------------------------------
                                      Mitchell Kleinhandler,
                                      President and Managing Member


                                  By:  Creative Media Music Enterprises, L.L.C.


                                  By:  /s/ David Unger
                                       ----------------------------------
                                       David Unger, Managing Member

                                                                       EXHIBIT G


                             CANCELLATION AGREEMENT


          Reference is made to the Option Agreement dated as of May 30, 1997 by and between Suncom Communications L.L.C., a Delaware limited liability company ("Suncom") and Audio Communications Network, Inc., a Florida corporation ("Audio") pursuant to which Audio granted Suncom an option to acquire up to 1,000,000 shares of Audio's common stock upon certain terms and conditions as more fully set forth therein.

          Suncom and Audio hereby agree that said Option Agreement is hereby cancelled and terminated and shall be of no further force and effect effective as of this 6th day of October, 1998.

          This Cancellation Agreement is being executed and delivered in accordance with Sections 5.12 and 6.02(g) of the Agreement and Plan of Merger dated as of June 5, 1998 by and among Audio, Diverse Media Acquisitions, Inc. and DMA Holdings, Inc.

                              AUDIO COMMUNICATIONS NETWORK, INC.



                              By: /s/ David Unger
                                 ----------------------------------------------
                              Name/Title: David Unger, Executive Vice President

                              SUNCOM COMMUNICATIONS L.L.C.



                              By:  /s/ David Unger
                                 ----------------------------------------------
                              Name/Title: David Unger, Chairman